Exhibit 99.1

Pembina Pipeline Corporation Provides Regulatory Update for Phase III Pipeline Expansion

CALGARY, March 16, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) today announced that the Alberta Court of Queen's Bench (the "Court") has granted an order that stays, on an interim basis, the Alberta Energy Regulator ("AER") from issuing its written hearing decision on the Company's Fox Creek to Namao, Alberta expansion pipeline project (the "Project").

The interim stay was granted following a last minute application made by the Alexander First Nation ("Alexander") for orders requesting an injunction of the AER decision process or preventing the AER from issuing its written hearing decision for the Project. The Court did not consider the merits of the Alexander injunction application, but ordered that the application proceed to adjudication expeditiously.

The focus of Alexander's concern appears to be a small portion of the Project that would be constructed in proximity to lands owned or controlled by Alexander and lands that it may seek to potentially purchase in the future on the assumption there is a willing seller (the "Potential Purchase Area"). Alexander's arguments in this regard were previously rejected by the AER at the hearing. The AER's statutory mandate is to provide for the efficient, safe, orderly and environmentally responsible development of energy resources in Alberta. Pembina expects that a second consideration of these matters, this time by the Court, will yield a similar result.

Pembina has secured binding rights of way required for the construction of the Project in the Potential Purchase Area from all affected landowners. These lands are currently in general farming use and owned privately by individuals who are not members of or otherwise affiliated with Alexander.

Pembina initially submitted its application to the AER on September 4, 2014 for the Project. Pembina underwent a rigorous and comprehensive public hearing between October and December of 2015, which allowed all stakeholders to participate. Alexander was one of the stakeholders that participated. As required under its enabling legislation, the AER is required to issue its written hearing decision on the Project within 90 days of the close of the hearing. Such 90 day period was set to conclude on March 17, 2016.

Pembina is committed to working with all stakeholders by building trust and operating its business in a safe and responsible manner. As such, Pembina has previously explored numerous routing alternatives and expects to be able to complete the Project on time and on budget.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "shall", "expand", "would", "plans", "develop", "anticipates"  and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the timing and ultimate outcome of the Court proceedings related to the interim stay granted by the Court relating to the AER decision in respect of the Project; that the adjudication of this matter will have no material impact on the cost or schedule of the Project; the ability of Pembina to find a satisfactory outcome in respect of the Project; and the timing of the construction and in-service date of the Project.

These forward-looking statements and information are being made by Pembina based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release, including: that the Court will proceed with the adjudication of the matter on an expedited basis, as ordered; that the consideration of the matters by the Court will yield a similar result as at the AER; and that construction of the Project will begin shortly after the Court's final ruling, as planned and in a timely manner, such that the expected in service date of the Project will not be impacted.  Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: unfavourable outcomes to Pembina of the Court proceedings or in respect of the ultimate AER decision relating to the Project; required changes to the design or scope of the Project that result in significant cost increases or timing delays or other negative implications in respect of the Project and the commitment of shippers thereon; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain other required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2015, which can be found at www.sedar.com.  The construction of the Project may not be completed, or may be materially delayed if the Court and regulatory proceedings addressed in this document are not resolved in a favourable manner to Pembina and in a timely fashion and, in such event, any material delay, cost increase or cancelation of the Project could have a material impact on Pembina's future business projects and results of operations and could negatively impact cash available for dividends to shareholders, interest to debtholders and Pembina's share price and the value of Pembina's other securities.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements.  The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 231-7500

CO: Pembina Pipeline Corporation

CNW 18:31e 16-MAR-16